FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 26, 2002

MATAV-CABLE SYSTEMS MEDIA LTD.
(Translation of Registrant's Name into English)

42 Pinkas Street, North Industrial Area
Netanya 42134, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein as Exhibit 1 is Registrant's 2001 Consolidated Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV-CABLE SYSTEMS MEDIA LTD.
(Registrant)

By: ______________________________
Amit Levin
Chief Executive Officer

Dated: April 26, 2002

MATAV - CABLE SYSTEMS MEDIA LTD.

(An Israeli Corporation)

2001 CONSOLIDATED FINANCIAL STATEMENTS

MATAV - CABLE SYSTEMS MEDIA LTD.

2001 CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman
Certified Public Accountants (Isr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003 Israel
Telephone +972-3-7954555
Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

MATAV - CABLE SYSTEMS MEDIA LTD.

We have audited the consolidated balance sheets of Matav - Cable Systems Media Ltd. (the "Company") and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an associated company, the Company's share in equity in net interest in which, as reflected in the balance sheets as of December 31, 2001 and 2000, is adjusted NIS 1,012,000 and adjusted NIS 2,727,000, respectively, and the Company's share in the losses of which, is adjusted NIS 1,715,000 in 2001 and the Company's share in the profit of which, is adjusted NIS 806,000 and adjusted NIS 687,000 in 2000 and 1999, respectively. The financial statements of the associated company were audited by other independent auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based solely on the report of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000 and the consolidated results of their operations, the changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net income for the years ended December 31, 2001, 2000 and 1999, and the determination of shareholders' equity as of December 31, 2001 and 2000, to the extent summarized in note 16.

As explained in note 1b, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we draw attention to claims filed against the Company and one of its subsidiaries, as described in note 8b.

Kesselman & Kesselman

Tel-Aviv, Israel
March 13, 2002
Except for note 15 for which the
date is April 24, 2002

Kesselman & Kesselman
Certified Public Accountants (Isr.)

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

	Note	Adjusted new Israeli shekels* December 31 2001	Adjusted new Israeli shekels* December 31 2000	Convenience translation into U.S. dollars (see note 1b(5)) December 31, 2001
		In thousands		In thousands
Assets	8c			
CURRENT ASSETS:	11			
Cash and cash equivalents		472	1,538	107
Accounts receivable:	12a			
Trade		69,225	67,439	15,676
Associated company - current account		940	10,130	213
Other		15,026	21,439	3,402
Total current assets		85,663	100,546	19,398
INVESTMENTS AND LONG-TERM RECEIVABLE:	11			
Investments in associated companies	2a	20,037	106,940	4,538
Investments in other companies	2b	24,117	23,992	5,461
Long-term loans granted to employees		1,918		434
		46,072	130,932	10,433
FIXED ASSETS:	3			
Cost		1,793,157	1,539,572	406,059
Less - accumulated depreciation and amortization		799,660	666,415	181,082
		993,497	873,157	224,977
OTHER ASSETS AND DEFERRED CHARGES, net of accumulated amortization	4	7,654	8,466	1,733
		1,132,886	1,113,101	256,541

Shmuel Dankner) Chairman of the Board of Directors

Amit Levin) Chief Executive Officer

Date of approval of the financial statements: March 13, 2002

	Note	Adjusted new Israeli shekels* December 31 2001	2000	Convenience translation into U.S. dollars (see note 1b(5)) December 31, 2001
		In thousands		In thousands
Liabilities and shareholders' equity				
CURRENT LIABILITIES:	11			
Bank credit	12b	505,034	211,660	114,365
Current maturities of debentures	7	32,218	27,274	7,296
Accounts payable and accruals:	12c			
Trade		105,839	105,845	23,967
Associated company - current account		8,476	4,100	1,919
Other		50,437	42,894	11,424
Total current liabilities		702,004	391,773	158,971
LONG-TERM LIABILITIES:	11			
Deferred income taxes	10b		275	
Liability for employee rights upon retirement, net of amount funded	5	103	461	23
Loans and debentures (net of current maturities):				
Loans from bank and other	6	178,158	223,279	40,344
Debentures	7	126,767	136,359	28,703
Customers' deposits for converters, net of accumulated amortization	1h	18,404	9,054	4,168
Total long-term liabilities		323,432	369,428	73,238
Total liabilities		1,025,436	761,201	232,209
COMMITMENTS AND CONTINGENT LIABILITIES	8			
SHAREHOLDERS' EQUITY:	9			
Share capital - ordinary shares of NIS 1.00 par value (authorized - 100,000,000 shares; issued and outstanding: December 31, 2001 - 30,203,918 shares; December 31, 2000 - 28,785,000 shares)		46,777	45,362	10,593
Additional paid-in capital		384,363	320,674	87,039
Accumulated deficit		(260,335)	(14,136)	(58,953)
		170,805	351,900	38,679
Less - cost of Company's shares held by a subsidiary (1,370,000 shares)		(63,355)		(14,347)
Total shareholders' equity		107,450	351,900	24,332
		1,132,886	1,113,101	256,541

* December 2001 adjusted NIS, see note 1b.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Note	Adjusted new Israeli shekels*			Convenience translation into U.S. dollars (see note 1b(5))
		Year ended December 31			Year ended December 31,
		2001	2000	1999	2001
		In thousands (except per ordinary share and per ADS data)			
REVENUE	1g	449,183	454,281	460,809	101,717
OPERATING EXPENSES:					
Depreciation		136,162	109,399	90,713	30,834
Other operating expenses	12d	327,207	283,438	178,895	74,096
Total operating expenses		463,369	392,837	269,608	104,930
GROSS PROFIT (LOSS)		(14,186)	61,444	191,201	(3,213)
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:	12e				
Selling and marketing		55,478	62,016	29,577	12,563
General and administrative		54,597	58,393	51,536	12,363
		110,075	120,409	81,113	24,926
OPERATING INCOME (LOSS)		(124,261)	(58,965)	110,088	(28,139)
FINANCIAL EXPENSES -net	12f	(49,845)	(32,850)	(8,856)	(11,288)
OTHER INCOME - net	12g	2,921	963	421,304	661
INCOME (LOSS) BEFORE TAXES ON INCOME		(171,185)	(90,852)	522,536	(38,766)
TAXES ON INCOME	10	(415)	163	58,070	(94)
INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES		(170,770)	(91,015)	464,466	(38,672)
SHARE IN LOSSES OF ASSOCIATED COMPANIES - net	2	(75,429)	(123,032)	(144,756)	(17,081)
NET INCOME (LOSS)		(246,199)	(214,047)	319,710	(55,753)
EARNINGS (LOSS) PER ORDINARY SHARE	1m	(8.54)	(7.40)	10.69	(1.93)
EARNINGS (LOSS) PER ADS	1m	(17.08)	(14.81)	21.39	(3.87)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - in thousands	1m	28,834	28,914	29,899	28,834
WEIGHTED AVERAGE NUMBER OF ADSs OUTSTANDING - in thousands	1m	14,417	14,457	14,950	14,417

* December 2001 adjusted NIS, see note 1b.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Additional paid-in capital	Differences from translation of foreign currency financial statements of an associated company	Retained earnings (accumulated deficit)	Cost of Company's shares held by a subsidiary	Total
	Number of shares	Amount					
	In thousands						
ADJUSTED NEW ISRAELI SHEKELS*							
BALANCE AT JANUARY 1, 1999	27,232	43,781	258,431	(790)	92,436		393,858
CHANGES DURING 1999:							
Net income					319,710		319,710
Exercise of stock options by employees and exercise of series 1warrants (note 9b and c)	346	352	*10,357				10,709
Dividend					(211,242)		(211,242)
BALANCE AT DECEMBER 31, 1999	27,578	44,133	268,788	(790)	200,904		513,035
CHANGES DURING 2000:							
Net loss					(214,047)		(214,047)
Exercise of stock options by employees and exercise of series 1warrants (note 9b and c)	1,207	1,229	*51,886				53,115
Erosion in value of dividend proposed in 1999					(993)		(993)
Realization of translation differences of foreign currency financial statements of an associated company, following its sale				790			790
BALANCE AT DECEMBER 31, 2000	28,785	45,362	320,674	-,-	(14,136)		351,900
CHANGES DURING 2001:							
Net loss					(246,199)		(246,199)
Exercise of stock options by employees and exercise of series 1warrants (note 9b and c)	49	50	*1,949				1,999
Acquisition and exercise of Company's Series 1 warrants by a subsidiary	1,370	1,365	*61,740			(63,355)	(250)
BALANCE AT DECEMBER 31, 2001	30,204	46,777	384,363		(260,335)	(63,355)	107,450

* Net of issuance costs.

** December 2001adjusted NIS, see note 1b.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Additional paid-in capital	Accumulated deficit	Cost of Company's shares held by a subsidiary	Total
	In thousands				
CONVENIENCE TRANSLATION INTO U.S. DOLLARS (note 1b(5)):					
BALANCE AT JANUARY 1, 2001	10,273	72,616	(3,200)		79,689
CHANGES DURING 2001:					
Net loss			(55,753)		(55,753)
Exercise of stock options by employees and exercise of series 1 warrants (note 9b and 9c)	11	*442			453
Acquisition of Company shares and exercise of Company's Series 1 warrants by a subsidiary	309	*13,981		(14,347)	(57)
BALANCE AT DECEMBER 31, 2001	10,593	87,039	(58,953)	(14,347)	24,332

* Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Adjusted new Israeli shekels*			Convenience translation into U.S. dollars (see note 1b(5))
	Year ended December 31			Year ended December 31,
	2001	2000	1999	2001
	In thousands			In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	(246,199)	(214,047)	319,710	(55,753)
Adjustments required to reflect the cash flows from operating activities, see below	264,131	207,307	(174,224)	59,812
Net cash provided by (used in) operating activities	17,932	(6,740)	145,486	4,059
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of fixed assets	(242,437)	(352,996)	(120,989)	(54,899)
Investment in associated companies	(3,366)	(29,415)	(104,983)	(764)
Collection of loans and capital notes from an associated company			309,944	
Amounts carried to prepaid expenses	(1,020)			(231)
Proceeds from sale of investment in an associated company	19,762		65,939	4,476
Proceeds from sales of investment in another company		4,917		
Proceeds from sale of fixed assets	1,925	644	288	436
Net cash provided by (used in) investing activities	(225,136)	(376,850)	150,199	(50,982)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Exercise of stock options by employees and exercise of series 1 warrants, net of issuance costs	1,999	53,115	10,709	453
Acquisition and exercise of Company's Series 1 warrants by a subsidiary	(250)			(57)
Sale of debentures of the Company by a subsidiary	22,267			5,042
Long-term bank loans received	24,168	222,008		5,473
Repayment of long-term bank loans	(2,047)	(1,558)	(9,698)	(463)
Repayment of debentures	(27,274)	(27,403)		(6,175)
Short-term bank credit - net	187,275	191,493	(138,202)	42,409
Dividend paid		(212,234)		
Net cash provided by (used in) financing activities	206,138	225,421	(137,191)	46,682
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,066)	(158,169)	158,494	(241)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,538	159,707	1,213	348
BALANCE OF CASH AND CASH AND CASH EQUIVALENTS AT END OF YEAR	472	1,538	159,707	107

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Adjusted new Israeli shekels*			Convenience translation into U.S. dollars (see note 1b(4))
	Year ended December 31			Year ended December 31,
	2001	2000	1999	2001
	In thousands			In thousands
Adjustments required to reflect the cash flows from operating activities:				
Income and expenses not involving cash flows:				
Share in losses of associated companies - net	75,429	123,032	144,756	17,081
Depreciation and amortization	137,994	112,480	94,766	31,249
Deferred income taxes - net	1,471	163	(1,044)	333
Liability for employee rights upon retirement - net	(358)	1,660	(52)	(81)
Loss (gain) on:				
Changes in percentage of shareholding in an associated company (including from sale of shares)	(4,922)		(425,893)	(1,115)
Sale of investment in another company		(4,126)		
Sale of fixed assets	2,588	83	(89)	586
Linkage differences on (erosion of) principal of debentures	359	309	119	79
Linkage differences on (erosion of) principal of long-term bank loans - net	1,304	782	(582)	295
Increase in interest accrued on loans to associated companies			(21,846)	
	213,865	234,383	(209,865)	48,430
Changes in operating asset and liability items:				
Decrease (increase) in accounts receivable:				
Trade	(1,786)	2,245	(18,051)	(404)
Associated company - current accounts	9,065	(8,404)	(1,726)	2,052
Other (including long-term loans)	2,749	(2,160)	(14,140)	623
Increase (decrease) in accounts payable and accruals:				
Trade	18,969	12,828	43,108	4,295
Associated company - current accounts	4,376	1,261	1,921	991
Other	7,543	(27,254)	31,378	1,708
Increase (decrease) in customers deposits for converters - net	9,350	(5,592)	(6,849)	2,117
	50,266	(27,076)	35,641	11,382
	264,131	207,307	(174,224)	59,812

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Adjusted new Israeli shekels*			Convenience translation into U.S. dollars (see note 1b(5))
	Year ended December 31			Year ended December 31,
	2001	2000	1999	2001
	In thousands			In thousands
SUPPLEMENTARY CASH FLOW INFORMATION - cash paid during the year for:				
Interest	51,366	19,972	18,918	11,514
Income taxes	944	890	44,386	212

* December 2001 adjusted NIS, see note 1b.

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITY NOT INVOLVING CASH FLOWS

At December 2001 and 2000, trade payables and long-term loans from other, include adjusted NIS 54,884,000 and adjusted NIS 36,306,000, respectively, in respect of acquisition of fixed assets. These balances are recognized in the statements of cash flows upon payment.

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

a. General:

1) Operations:

(a) Matav - Cable Systems Media Ltd. (the "Company") and its wholly-owned subsidiary, Cable Systems Media Haifa-Hadera Ltd. ("CSM Haifa"), operate in cable television ("CATV") broadcasting. The Company and CSM Haifa have been granted five exclusive licenses to operate CATV systems in several franchise areas in Israel: Bat-Yam, Holon, Haifa, Netanya, Hadera, Kiryat Shemona, Safed, the Golan Heights and the Sea of Galilee area. The Company commenced commercial broadcasts in March 1990.

The licenses were granted to the Company and CSM Haifa under the Israeli Telecommunications Law, 1982, and the rules and regulations promulgated thereunder (the "Telecommunications Law"), which determine the framework in which the Company operates and the obligations it is required to fulfill. The Telecommunications Law sets maximum subscription fees, milestones and restrictions on transfer and allotment of shares among the license holders. The licenses were issued for terms of 12 years, except for one license which was issued for 15 years. The licenses end between the years 2002 and 2005. The Minister of Communications has been granted the power to extend the license periods for additional four years.

On April 5, 2001, the Company and CSM Haifa submitted an extension request for licenses to operate CATV systems in Holon, Safed and the Golan Heights, that will expire in August 2002.

On July 25, 2001, the Knesset (Israeli Parliament)approved an amendment to the Telecommunications Law. Amendment 25 settles the licensing of CATV broadcasting by establishing a policy of long-term, non-exclusive licenses, as opposed to the exclusive regional CATV broadcasting licenses granted to Matav, for set periods, prior to said amendment. As a result of the approval of amendment 25, licenses conferring exclusive rights in certain areas cannot be granted. Pursuant to the amendment, the CATV operators are entitled to apply for a license to provide telecommunications services, a non-exclusive license for CATV broadcasting and a non-exclusive license for a broadcasting center. Under the amendment, all the CATV operators can also apply to operate jointly once they have received their CATV licenses. Grant of the licenses is conditional on fulfilling certain conditions stipulated by the amendment to the Telecommunications Law. The condition for receiving the licenses is that the aforementioned application must be submitted within 60 days of the amendment being published in the Official Publication of the Israeli Government. The Group and the other two CATV operators have submitted such applications.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

(b) On April 5, 2001 the Council had published its decision regarding joint channel broadcasting ("tiering"). This technique enables the Company to provide to its digital services subscribers a basic broadcasting package in consideration for fixed subscription fees and to provide additional channels that will enlarge the basic package, in consideration for additional fees.

According to the Council's decision, it has the authority to instruct the Company to reduce the number of channels included in the basic package and broadcast those channels separately as part of the extended package.

Marketing of tiering broadcasting packages began at August 2001.

According to the Council resolution dated March 23, 2000 CATV franchisees will annually invest a sum of $ 25 million in local production, each CATV franchisee bearing a part in the investment in proportion to its share in the total number of subscribers of the CATV franchisees, as a prerequisite for the continued operation of the joint channels by the CATV franchisees. In addition, the Council decided to set up a sub-committee to examine and submit recommendations on the matter of determining a policy regarding sports broadcasts.

(c) On January 5, 1999, the Knesset approved an amendment to the Bezeq Law, according to which the Ministry of Communications may grant a license for direct broadcasting via satellite ("DBS"). On January 21, 1999, the Ministry of Communications granted D.B.S. Satellite Services (1998) Ltd. ("Yes") a license for providing television broadcasts via satellite. The DBS commenced in July 2000.

In January 2002, the Minister of Communications issued administration directives with respect to allowing the utilization of subscriber lines ("the administration directives"). The administration directives stipulate that the Company would be obligated to allow Yes to utilize the lines of the subscribers of the Company, and that Yes would be obligated to allow the Company to utilize the lines of the subscribers of Yes. The administration directives also establish instructions regarding payments that Yes is to pay the Company in respect of the use of a subscriber line which is located in an apartment that is part of a shared building, as well as instructions as to the amounts the Company is to pay Yes for such use of subscriber lines.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

(d) On December 31, 2001, the Group signed an agreement with the other two CATV operators (the "parties to the merger") to merge their CATV operations.

The parties to the merger have notified the Commissioner of Restrictive Trade Practices (the "Commissioner") of the merger and have requested that he will approve the arrangement. The parties to the merger have also applied to the court for approval of the merger in accordance with the Companies Law, 1999, and in accordance with the provisions of the Israeli Income Tax Ordinance in order that the merger will be exempt from tax. Pursuant to the arrangement, the Group's CATV operations will be merged into a subsidiary of the another CATV operators (the "merged company"). As to the approval for the merger , see note 15d.

The parties to the merger have agreed on the principles of the split of the rights in the merged company based on (among other) the respective number of their subscribers prior to the merger (subject to adjustments).

Relating to the Company's shares held by CSM Haifa, the parties to the merger have agreed that the Company's share will be transferred to the Company or to a different wholly-owned subsidiary, prior to the merger.

The arrangement is subject to the approval of the Ministry of Communications, the Council, the income tax authorities, the Commissioner, the Court, the Creditors and Securities Holders' meetings (which will be gathered under the approval of the court) and the appropriate bodies within the parties to the merger.

The arrangement is conditional, inter alia, on the detailed merger agreement being signed by the parties to the merger not later than March 31, 2002, and completion of the merger process by December 31, 2002.

As of the date of issuance of these financial statements, the parties had not yet signed the detailed merger agreement.

(e) In anticipation of the opening up of the communications market to competition, the Group was preparing to provide high-speed Internet services via its CATV infrastructure, under the brand "nonstop". The Group has entered into agreements with content providers for the purchase of content suitable for broadband Internet. The service was supposed to commence upon receipt of approval from the Ministry of Communications. Since such approval has not yet been granted, these operations incurred expenses which did not generate revenue and were ceased during 2001.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

At the same time, the Group continues to provide high-speed broadband Internet services via its CATV infrastructure to the customers included in the pilot project till the date of receiving the license to provide high-speed internet service (hereafter - the license), see also note 15b.

In addition, the Group has invested in ventures relating to the Internet and interactive communications through the associated company Nonstop Ventures Ltd. ("Nonstop Ventures") (see note 2a(3)).

(f) For a discussion of the operations of I.C.P. - Israel Cable Programming Company Ltd. ("ICP"), an associated company owned by the Company and the other CATV operators in Israel, see also note 2a(4).

(g) The wholly-owned subsidiary - Matav Investments Ltd. ("Matav Investments") - owns, directly and indirectly, approximately 15.24% of the shares of the associated company, Partner Communications Company Ltd. ("Partner"). Partner operates a mobile telecommunications network based upon the Global System for Mobile Communications ("GSM") Standard in Israel, see also note 2a(2).

2) Definitions:

Subsidiary - a company or a limited partnership controlled to the extent of over 50%, the financial statements of which have been consolidated with the financial statements of the Company.

Associated company - a company controlled to the extent of 20% or over, which is not a subsidiary, or a company less than 20% controlled, which complies with the condition relating to "significant influence", as prescribed by Opinion 68 of the Institute of Certified Public Accountants in Israel (the "Israeli Institute"), the investment in which is presented by the equity method.

The Group - the Company and its subsidiaries.

3) Accounting principles

The financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Israel.

Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States to the extent summarized in note 16.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

4) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting years. Actual results could differ from those estimates.

b. Adjusted financial statements and convenience translation:

1) The financial statements have been prepared on the basis of historical cost adjusted to reflect the changes in the general purchasing power of Israeli currency, in accordance with pronouncement of the Israeli Institute. All figures in the financial statements are presented in adjusted new Israeli shekels ("NIS") which have a uniform purchasing power (December 2001 adjusted NIS) - based upon the changes in the Israeli consumer price index; the "Israeli CPI" (see also note 11b).

   The adjustment of the financial statements is based on the accounts of the Company and it's subsidiaries, maintained in nominal NIS.

2) The components of the statements of operations were, for the most part, adjusted as follows: the components relating to transactions carried out in the reported years (including revenue, labor costs, etc.) were adjusted on the basis of the index for the month in which the transaction was carried out, while components relating to non-monetary balance sheet items (primarily, depreciation and amortization) were adjusted on the same basis as the related balance sheet items. The financing component represents financial income and expenses in real terms, the erosion of balances of monetary items during the year, and gains and losses on transactions in derivative financial instruments.

3) The adjusted amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the original historical values, adjusted to reflect the changes in the general purchasing power of Israeli currency. In these financial statements, the term "cost" signifies cost in adjusted NIS.

4) In October 2001, the Israeli Accounting Standard Board issued Accounting Standard No. 12, "Discontinuance of Adjusting Financial Statements for Inflation". Standard 12 provides for the discontinuance of inflation-adjusted financial statements and the return to the nominal-historical financial reporting as it generally practiced in the world, due to the significant decrease in recent years in the inflation rates, and the less common usage of linkage in the Israeli economy. The date for the transition to nominal-historical reporting will be January 1, 2003.

   According to this Standard, the adjustment of financial statements for inflation will be discontinued commencing January 1, 2003. Through December 31, 2002, the Company will continue to draw up financial statements, adjusted to inflation in accordance with Opinion No. 36 of the Israeli Institute. The inflation-adjusted amounts as of December 31, 2002, will be the base for the nominal-historical financial reporting in the following periods.

   The implementation of Standard 12 will mainly effect the depreciation and financial expenses item.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

5) Convenience translation into U.S. dollars

The adjusted NIS figures at December 31, 2001 and for the year then ended were translated into U.S. dollars using the representative exchange rate of the U.S. dollar at December 31, 2001 ($ 1 = NIS 4.416). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, U.S. dollars.

c. Principles of consolidation:

1) These financial statements include the accounts of the Company and its subsidiaries.

2) The significant consolidated subsidiaries are as follows:

Wholly-owned:
CSM Haifa;
Matav Investments;
Matav Infrastructure Ltd.
Wholly-owned subsidiaries of Matav Investments:
Matav Properties Ltd;
Nonstop Internet 1999 Ltd. (ceased its operations in 2001)
Wholly-owned subsidiary of Matav Infrastructure - Ltd.
Matav Infrastructures 2001 - Limited Partnership.

3) Excess of cost of investment - attributed to the non-exclusive license granted to CSM Haifa- is presented in the consolidated balance sheets under "other assets and deferred charges" and is amortized in equal annual installments over the basic license period (12years commencing in the year of acquisition).

4) Intercompany balances and transactions have been eliminated in consolidation.

d. Investments:

1) Associated companies

The investment in these companies is accounted for by the equity method.

The excess of cost of investment in Partner's shares in 2000 - attributed to the license granted to Partner - is amortized in equal annual installments over the balance of the license period (approximately 7 years commencing in the date of acquisition).

The excess of cost investment in Partner shares was fully amortized in 2001, since this investment has been realized in 2001.

2) Other companies

The investment in these companies is stated at cost, net of write-down for decrease in value which is not of a temporary nature.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

e. Fixed assets:

1) These assets are stated at cost.

2) The assets (other than capitalized lease fees and leasehold improvements, see below) are depreciated by the straight-line method on basis of their estimated useful life.

Annual rates of depreciation are as follows:

	%
Buildings	2-4 (mainly 2)
Cable network	$8^1/_3$;10
Equipment in the broadcasting center and studio (primarily electronic equipment)	15
Converters	10
Computers and peripheral equipment	20;33
Office furniture and equipment	6;10
Internet site development	33
Vehicles	15

Capitalized lease fees are amortized by the straight-line method over the term of the lease.

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is the shorter.

f. Other assets and deferred charges:

1) Other assets - excess of cost of investment in consolidated subsidiary, attributed to non-exclusive license - see c(3) above.

2) Deferred charges in respect of issuance of debentures are amortized, using the interest method, over the life of the debentures, in proportion to the balance of debentures outstanding.

3) Other assets include also advance payment made in respect of a non-exclusive license to provide stationery communications services within Israel. In the event that the Group is granted this license, it would have to pay a further NIS 2 million. The license charges will be amortized in equal annual installments over the period of the license (15 years).

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g. Revenue recognition:

1) Revenue from subscription fees is recognized on a monthly basis as the service is provided.

2) See also h. below.

h. Customers' deposits for converters

The Company and CSM Haifa collect deposits from their subscribers in respect of converters, in an amount not exceeding their cost. The Company and CSM Haifa partially refund the deposit when the converter is returned. The refund amount (which is linked to the Israeli CPI) is reduced to reflect 10% annual amortization for each year or portion of a year in which the subscriber used the converter.

The amortization of the deposits is included in revenue.

i. Income taxes:

1) Deferred taxes are computed in respect of differences between the amounts presented in these financial statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see note 10b.

Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the reported years.

2) Taxes which would apply in the event of disposal of the investments in the subsidiaries and the associated companies have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, not to realize them.

j. Allowance for doubtful accounts

The allowance is principally determined for specific debts doubtful of collection, based on the age of the customers' debt.

k. Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

l. Earnings (loss) per ordinary share and per American Depository Share ("ADS")

Earnings (loss) per ordinary share and per ADS is computed based on the weighted average number of shares outstanding during each year (including shares issuable under the option plan for senior employees, see notes 9b and 9c, and exercise of series 1 warrants, see note 9c).

m. Linkage basis

Balances whose contractual linkage terms stipulate linkage to the latest index published prior to the date of payment are stated on basis of the latest index published prior to balance sheet date.

n. Advertising expenses

Advertising expenses are charged to income as incurred, see also note 12e.

o. Derivatives

The Company enters into forward exchange contracts to offset possible fluctuation in the NIS/dollar exchange rate. The Company does not hold or issue derivative financial instruments for trading purposes.

The forward exchange contracts are stated at fair value. Gains and losses on the forward exchange contracts are included in the financial expenses.

p. Impairment of long-lived assets

Statement of Financial accounting Standards ("FAS") NO. 121 of the Financial Accounting Standards Board of the United States ("FASB"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 121, if indicators of impairment are present, the existence of impairment is identified by comparing the carrying amount of the potentially impaired asset to the undiscounted cash flows from use and eventual disposition of that asset. If the carrying amount of the assets being evaluated is greater than the undiscounted cash flows from use and eventual disposition of that asset then impairment is measured based on the excess, of any, of the carrying amount over the fair value of that asset. In reported years, no impairment loss has been recognized.

q. Recently issued accounting pronouncement – FAS 144

In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes FAS 121. As applicable to Matav, FAS 144 is effective as from the year 2002. It establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. The Company is currently evaluating the potential effects, if any, which the adoption of this standard may have on its consolidated financial statements.

NOTE 2 - INVESTMENTS:

a. Associated companies:

1) The investment is composed as follows:

	December 31	
	2001	2000
	Adjusted NIS in thousands*	
Partner, see (2) below	12,799	99,304
Nonstop Ventures, see (3) below	6,226	4,909
ICP, see (4) below	1,012	2,727
	20,037	106,940

The changes in the investments during 2001 are as follows:

	Adjusted NIS in thousands*
Balance at beginning of year:	106,940
Changes during the year:	
Loans granted	3,366
Sale of investments	(14,840)
Share in losses	(75,429)
Balance at end of year	20,037

* December 2001 adjusted NIS, see note 1b.

2) Partner:

(a) Partner operates a mobile telecommunications network based upon the Global System for Mobile Communications ("GSM") Standard in Israel.

On November 1, 1999, Partner - in which the Group held by Matav Investments 20.326% of its issued capital - offered to the public abroad in an initial public offering ("IPO") 38,888,888 ADSs, each ADS representing one ordinary share of NIS 0.01 par value of Partner, at a price of $13.50 per ADS.

Since the IPO, Partner's ADSs are listed on the Nasdaq National Market in the United States ("NASDAQ") and on the London Stock Exchange. Since July 2001, Partner's shares are also listed for trading on the Tel-Aviv Stock Exchange ("TASE").

On October 17, 2000, the Group purchased an additional 0.42% of Partner's share capital (760,000 shares) for adjusted NIS 19.5 million. In August 2001, the Company sold 278,612 of the shares it had purchased on October 17, 2000, in consideration of adjusted NIS 7.4 million. In November 2001, the Company sold the remaining 481,388 shares from this purchase, in consideration of adjusted NIS 12.4 million. As a result of these sales, the Company recorded a capital gain of adjusted NIS 4.9 million.

NOTE 2 - INVESTMENTS IN ASSOCIATED AND OTHER COMPANIES (continued):

The Group owns and controls at December 31, 2001 and 2000, 15.24% and 15.66%, respectively, in Partner. As to the Group's sale of Partner shares, see note 15c.

The market value of Partner's shares owned by the Company was adjusted NIS 825 million and adjusted NIS 674 million at December 31, 2001 and 2000, respectively.

As to collateral on Partner's shares, see note 8c(2).

(b) Partner's contingent liabilities:

(1) On October 28, 1999, an Israeli consumer organization lodged a claim against Partner, alleging a variety of consumer complaints and requested that this claim be recognized as a class action. While the amount of the claim is substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by this contingency.

However, based upon the facts currently available, Partner's management and its legal counsel believe that the disposition of the claim will not have a material adverse effect on the business or financial position of Partner.

(2) On July 8, 2001, Shakoland 890 (1996) Ltd. Filed a claim against Partner for alleged violation of supplier's exclusivity agreement. For filing purposes, the claim was set at adjusted NIS 18 million; however, this amount can be increased by the claimant.

On December 17, 2001, another claim was lodged against Partner, in the amount of approximately adjusted NIS 3 million, by the same claimant, alleging the breach of an agreement for the granting of content services. However, this amount can be increased by the claimant.

At this stage, it is not possible to determine the success of the said litigation, and therefore no provision has been made.

(3) On December 31, 2001, a claim was filed against Partner and another Israeli telecommunication companies together with a request to approve this claim as a class action. The claim is for air time charged in respect of calls which were terminated due to causes other than the termination of the call by the parties thereto. The amount of the claim against Partner is estimated at approximately adjusted NIS 21 million.

At this stage, Partner and its legal counsel are unable to evaluate the probability of success of the claim, and therefore no provision has been made.

NOTE 2 - INVESTMENTS IN ASSOCIATED AND OTHER COMPANIES (continued):

(4) Partner does not have building permits for many of its cell-sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby Partner has paid fines in insignificant amounts.

Partner's management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to Partner. Partners' accounts do not include a provision in respect thereof.

(5) Partner is a party to various claims arising in the ordinary course of its operations. Partner's management, based upon the advice of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of Partner. Partners' accounts do not include a provision in respect thereof.

(c) The investment in Partner is composed as follows:

	December 31	
	2001	2000
	Adjusted NIS in thousands*	
Shares:		
Cost of shares	6,719	21,559
Share in accumulated losses	(346,515)	(274,850)
Capital gain on decrease in percentage of shareholding due to the IPO	352,595	352,595
	12,799	99,304

* December 2001 adjusted NIS, see note 1b.

NOTE 2 - INVESTMENTS IN ASSOCIATED AND OTHER COMPANIES (continued):

3) Nonstop Ventures:

(a) The Group owns, at December 31, 2001 and 2000, 50% of Nonstop Ventures (see (b) below). The Group's investment in Nonstop Ventures is composed as follows:

	December 31	
	2001	**2000**
	Adjusted NIS in thousands*	
Shares:		
Cost of shares	5	5
Share in accumulated losses	(7,126)	(5,077)
Long-term loans	13,347	9,981
	6,226	4,909

* December 2001 adjusted NIS, see note 1b.

(b) Nonstop Ventures is owned 50% by Matav Investments and 50% by shareholders of the Company.

Nonstop Ventures is engaged in the investments in companies and entrepreneurs whose main operation are in the area of Internet, cable and data communications.

4) ICP:

(a) The Company owns, at December 31, 2001 and 2000, 24.9% and 24.7%, respectively of ICP (see (b) below). The Company's investment in ICP is composed as follows:

	December 31	
	2001	**2000**
	Adjusted NIS in thousands*	
Shares:		
Cost of shares	68	68
Share in undistributed profits	944	2,659
	1,012	2,727

* December 2001 adjusted NIS, see note 1b.

NOTE 2 - INVESTMENTS IN ASSOCIATED AND OTHER COMPANIES (continued):

(b) ICP is owned by the CATV companies in Israel (including the Company). It was formed in order to jointly acquire sole and exclusive rights to exhibit movies and television programs and to grant those rights to its shareholders for the purpose of television transmission and broadcast.

According to a Restrictive Trade Settlement between ICP and its shareholders (the "ICP Settlement"), that was approved on June 30, 1996 by the Restrictive Trade Practices Court, rights, liabilities and licenses that were originally granted for productions of the sports channel and the children's channel were sold in September 1996 to third parties. The ICP Settlement should have remained in force for three years or upon the granting of governmental approval for independent CATV broadcasting of commercial advertising, whichever is earlier. In the framework of the agreements with these third parties, all CATV companies, including the Company, are committed to acquire from the third parties, on termination of the agreements, the rights, liabilities and licenses relating to productions of the sports channel, children's' channel and the science and nature channel, on the basis of their amortized costs in the books of the third parties.

The ICP Settlement was due to expire on June 30, 1999. The validity of the ICP Settlement was extended by means of provisional permits, granted by the Restrictive Business Practices Court, in the legal proceedings initiated by the CATV companies. The provisional permit in effect prohibits the CATV companies, inter alia, from jointly purchasing content abroad.

The Commissioner of Restricted Trade Practices (the "Commissioner") announced that his consent to the extension of the ICP Settlement was contingent upon a "must-sell" provision, according to which the CATV companies would sell their own channels to the DBS operator, and there would be an increase in the number of local productions permitted. On February 10, 2000, the Commissioner submitted a notice to the Restrictive Trade Practices Court concerning the non-fulfillment of part of the terms of the ICP Settlement by the CATV companies.

On July 6, 2000, the Restrictive Trade Practices Court approved the continuation of the ICP Settlement until March 22, 2002, subject to the terms set out in the Council's resolution, dated March 23, 2000, as described in note 1a(1)(b).

ICP's independent auditors' report for the 2001 financial statements includes reference regarding going concern status

of ICP due to the expiration date of ICP settlement as described above.

NOTE 2 - INVESTMENTS IN ASSOCIATED AND OTHER COMPANIES (continued):

b. Other companies:

	December 31	
	2001	**2000**
	Adjusted NIS in thousands*	
Barak I.T.C. (1995) - International Telecommunications Services Corp. Ltd. ("Barak"), see (1) below:		
Cost of shares	13	13
Loans	23,979	23,979
Glory-Hall of Fame Ltd. ("Glory") warrants, see (2) below.	125	
	24,117	23,992

* December 2001 adjusted NIS, see note 1b.

(1) Barak, 10% of which is held by the Group, won a tender of the Israeli Ministry of Communications for the provision of international telephony services. The operating license was granted to Barak in February 1997 for a period of ten years, and the provision of services commenced in July 1997.

The loan is linked to the Israeli CPI, interest free and the repayment date has not yet been fixed.

(2) Glory operates an Internet site under the name "The Israeli Hall of Fame" (that is currently being tested) at www.glory.co.il.

The Group purchased a warrant to exercise Glory's shares, in consideration of $ 30,000. The exercise of the warrants will confer on the Group a 30% holding in Glory. The warrants are for 24 months and exercisable without consideration.

NOTE 4 - OTHER ASSETS AND DEFERRED CHARGES:

	Original amount		Unamortized balance	
	December 31		December 31	
	2001	2000	2001	2000
	Adjusted NIS in thousands*			
Excess of cost of investment in CSM Haifa, see note 1c	16,363	16,363	2,214	3,577
Deferred charges in respect of issuance of debentures, see note 7	10,903	10,903	3,420	4,889
Advance in respect of non-exclusive license	1,000		1,000	
Other deferred charges	1,020		1,020	
	29,286	27,266	7,654	8,466

* December 2001 adjusted NIS, see note 1b.

NOTE 5 - EMPLOYEE RIGHTS UPON RETIREMENT

Labor laws and agreements require the companies in the Group to pay severance pay to employees dismissed or retiring from their employ under certain other circumstances.

The companies' severance pay liability to their employees, computed based on the number of years of service and the latest monthly pay, is covered primarily by purchase of insurance policies and, the balance, by deposits with recognized severance pay funds. The companies records the obligation as if it was payable at each balance sheet date on an undiscontinued basis. The balance of the severance pay liability and the amount funded as above are as follows:

	December 31	
	2001	2000
	Adjusted NIS in thousands*	
Amount of severance pay liability	15,158	13,590
Amount funded	15,055	13,129
Unfunded balance	103	461

* December 2001 adjusted NIS, see note 1b.

The companies may make withdrawals from the funds only for the purpose of disbursement of severance pay.

Severance pay expense totaled adjusted NIS 3,412,000, adjusted NIS 2,558,000 and adjusted NIS 1,114,000 in 2001, 2000 and 1999, respectively.

NOTE 3 - FIXED ASSETS:

Composition of assets and accumulated depreciation and amortization, grouped by major classifications, and changes during 2001, are as follows:

	Cost				Accumulated depreciation and amortization				Depreciated balance December 31	
	Balance at beginning of year	Additions during the year	Retirements during the year	Balance at end of year	Balance at beginning of year	Charged during the year	Retirements during the year	Balance at end of year	2001	2000
	Adjusted NIS in thousands(1)				Adjusted NIS in thousands(1)				Adjusted NIS in thousands(1)	
Leasehold land (including construction plans)(2)	4,848	39		4,887	722	82		804	4,083	4,126
Buildings (including land) (3)	52,367	560		52,927	8,356	1,145		9,501	43,426	44,011
Cable network	1,104,738	114,022	473	1,218,287	488,310	95,148	7	583,451	634,836	616,428
Broadcasting center (primarily electronic equipment)	108,619	10,229	511	118,337	66,575	12,935	149	79,361	38,976	42,044
Studio equipment	14,143	2,091		16,234	11,102	699		11,801	4,433	3,041
Converters	177,008	123,115		300,123	59,032	13,966		72,998	227,125	117,976
Computers and peripheral equipment	52,954	9,350	2,136	60,168	21,242	9,443	600	30,085	30,083	31,712
Office furniture and equipment	10,482	215	489	10,208	5,602	585	81	6,106	4,102	4,880
Leasehold improvements	2,417	965	24	3,358	1,671	144	1	1,814	1,544	746
Internet site development	1,333	357	441	1,249	97	497	112	482	767	1,236
Vehicles	10,663	72	3,356	7,379	3,706	1,518	1,967	3,257	4,122	6,957
	1,539,572	261,015	7,430	1,793,157	666,415	136,162	2,917	799,660	993,497	873,157

(1) December 2001 adjusted NIS, see note 1b.

(2) The land is leased for a 49-year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.

(3) The cost of the buildings, includes an amount of adjusted NIS 20,964,000 at December 31, 2001 and 2000, represents cost of buildings on leased land. The lease in respect of most of the land is for 49-year periods ending in 2040, with an option to renew the lease for 49 additional years. The lease fees have been capitalized. Registration of the leases with the Land Registry has not yet been completed.

NOTE 6 - LONG-TERM LOANS FROM BANKS AND OTHER:

a. Composed as follows:

	Interest rates at December 31, 2001	December 31	
		2001	2000
	%	Adjusted NIS in thousands*	
From bank - linked to the Israeli CPI	6.2-7	247,525	224,919
From other - linked to the dollar	Libor + 1.75	38,372	
		285,897	224,919
Less current maturities		107,739	1,640
		178,158	223,279

b. The loans (net of current maturities) mature in the following years after the balance sheet dates:

	December 31	
	2001	2000
	Adjusted NIS in thousands*	
Second year	57,578	91,249
Third year	31,293	20,829
Forth year	23,745	22,141
Fifth year	25,015	23,535
Sixth year and thereafter (through 2008)	40,527	65,525
	178,158	223,279

* December 2001 adjusted NIS, see note 1b.

As to collateral to secure the loans see note 8c.

NOTE 7 - DEBENTURES:

a. According to a prospectus dated August 28, 1997, the Company issued NIS 200 million par value registered debentures (series A), for redemption in seven equal annual installments on August 20 in each of the years 2000 to 2006, and 2,850,000 warrants (series 1), see note 9c. The debentures (principal and interest) are linked to the Israeli CPI as published in August 1997 in respect of July 1997 and bear annual interest at the rate of 3.7% (as determined in the tender). Debentures with a par value of NIS 30,700,000 were purchased by a wholly-owned subsidiary, within the framework of the issuance. The net proceeds from the public (not including from the subsidiary) to the Company from the issuance of debentures amounted to adjusted NIS 178 million. The debentures are traded on the TASE. Expenses in respect of the issuance of debentures, amounting to adjusted NIS 10,903,000, are presented in the balance sheets as deferred charges, see notes 1f and 4.

On August 8, 2001, the subsidiary sold to the public its holding of the debentures in consideration of adjusted NIS 22,267,000.

b. The debentures are presented in the balance sheets as follows:

	December 31	
	2001	2000
	Adjusted NIS in thousands**	
Debentures outstanding	161,090	193,308
L e s s - debentures held by a subsidiary		29,675
Less - discount in respect of sale of debentures by a subsidiary*	2,105	
	158,985	163,633
L e s s - current maturities	32,218	27,274
	126,767	136,359
* Net of amortization of	180	

** December 2001 adjusted NIS, see note 1b.

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS:

a. Commitments:

1) Franchise fees

The Company and CSM Haifa are required to pay franchise fees at the rate of 5% to the Government of Israel, based on the gross income from operating CATV broadcasts.

As to franchise fee expenses, see note 12d.

2) Royalties

The Company and CSM Haifa have undertaken to pay royalties to various entities in respect of copyrights on programs transmitted or broadcast on cable television, as stipulated in the agreements with the said entities. The annual amounts of royalties in 2001, 2000 and 1999 were approximately adjusted NIS 2.6 million, NIS 2.6 million and adjusted NIS 2.3 million, respectively.

3) As to commitments to purchase rights, liabilities and licenses relating to the productions of certain channels, see note 2a(4).

4) According to agreements with former senior employees of the Company, they were entitled to receive incentive payments computed on the basis of the value of the Company's shares on the TASE. On August 2001, the Vice Chairman of the Board of Directors announced his retirement. Accordingly, the Company and the Vice Chairman of the Board of Directors agreed that he will be entitled to receive his bonus points that he accrued in respect of the first portion and half of the points he accrued in respect of the second portion. At December 31, 2001 and 2000, the Company accrued approximately adjusted NIS 3,100 thousand and adjusted NIS 852 thousand, respectively, in respect of such agreements (see also note 13).

5) As to commitment to purchase local production, see note 1a(1)(b).

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (continued):

b. Contingent liabilities:

1) Claims and petitions for certification of class actions:

(a) On April 22, 1999, a personal claim was filed against the Company in the Tel-Aviv-Jaffa District Court together with a petition for its certification as a class action pursuant to Article 46a of the Restrictive Business Practices Law, 1988 by a subscriber of the Company who seeks recognition of his action as representing all of the members of the class allegedly included in the class action.

In the statement of claim, it is alleged that the Company constitutes a monopoly, and that it adversely exploits its position in the market, in a manner which is, or may be damaging to the general public, inter alia, by setting and collecting an unreasonable and unfair price for the services which it provides.

If the class action is certified, the court will be requested to require the Company to reduce the subscriber fees which it collects and to pay its subscribers compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of NIS 1,279, and he claims that the sum of compensation due to all of the members of the class included in the class action, if it is certified, amounts to adjusted NIS 345 millions. The subscriber is also claiming compensation in respect of the damages caused to all of the members of the class included in the class action, if certified, from the date of filing the petition to the date of granting the judgment.

The Company filed opposition to certification of the claim as a class action, on the grounds that the claim and the motion lack any material substance, because of the fact that the plaintiff has disregarded the high investments made in infrastructure and equipment, because of the fact that the franchise granted to the Company for CATV broadcasts is limited in time, because of the fact that the comparisons made by the plaintiff to foreign companies dealing in CATV broadcasts in countries where the situation is very different are not relevant to the Company's modus operandi, and because of the fact that the subscriber fees are subject to supervision and are set by regulations. A hearing of the merits of the action has not yet been held, and the claim and petition are still in the preliminary stages of clarification.

The Company's management believes, based on the opinion of its legal counsel, that since the claim and petition for its certification as a class action, and the Company's response to the claim and petition, raise complex questions, both legal and factual, which have not yet been resolved in Israeli case law and for which there are no precedents based on similar facts, it is not yet possible to evaluate the claim's chances, and therefore, no provision has been included in the Company's financial statements in respect of the said claim.

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (continued):

(b) On November 14, 1999, a personal claim was filed against the Company and the subsidiary, CSM Haifa in the Haifa District Court together with a petition for its certification as a class action pursuant to Article 46a of the Restrictive Business Practices Law, 1988 by a subscriber of the subsidiary who seeks recognition of her action as representing all of the members of the class included in the class action.

The plaintiff claims that the Company and the subsidiary constitute a monopoly, which adversely exploits its position in the market and collects unreasonable and unfair subscriber fees.

In her claim, the plaintiff claims that the sum due to her in respect of subscriber fees paid by her, is NIS 2,258, and she maintains that the sum of compensation due to all of the members of the class included in the class action, if certified, is adjusted NIS 535 million.

At the Company's request, the Israeli Supreme Court ordered the transfer of the said claim to the Tel-Aviv-Jaffa District Court, so that it would be heard together with the petition described in (a) above.

The Company and the subsidiary filed a response in which they oppose the certification of the claim as a class action, inter alia, on the following grounds: the claim disregards the high investments made in infrastructure and equipment, which have not yet been recovered; the franchise granted to the Company for CATV broadcasts is limited in time; the claim possesses no factual basis, nor is it supported by any expert opinion.

The Company's management believes, based on the opinion of its legal counsel, that since the claim and petition for its certification as a class action, and the Company's response to the claim and motion, raise complex questions, both legal and factual, which have not yet been resolved in Israeli case law and for which there are no precedents based on similar facts, it is not yet possible to evaluate the claim's chances, and therefore, no provision has been included in the Company's financial statements in respect of the said claim.

(c) On August 21, 2000, a claim was filed in the Haifa District Court together with a petition for its certification as of a class action against the Company pursuant to the Restrictive Business Practices Law, 1998, and pursuant to the Consumer Protection Law, 1981, or alternatively, pursuant to Regulation 29 of the Civil Procedure Regulations, 1984. The said claim and petition were filed by six plaintiffs, residents of Arab villages in the Hadera district, who seek recognition of their action as representing a class of residents of Arab and Druse villages in the said Hadera district which comprises, according to the plaintiffs' claims, approximately 11,000 households.

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (continued):

The plaintiffs are claiming that according to the provisions of the franchise deed, the Company was required to connect all the residents residing within its franchise area to its CATV network by mid-1996. Since their settlements were still not connected as of the time of filing the claim, the plaintiffs are demanding two main remedies: a mandatory injunction for the connection of the settlements to the Company's CATV network; and payment of compensation to the residents of the settlements.

The sum of compensation is estimated by the plaintiffs on the basis of the subscriber fees collected by the Company from its customers. They claim that the amount of subscriber fees is NIS 171 per each month, and since there are 10,981 residents in the said areas, the aggregate action is in the sum of adjusted NIS 70.8 million, plus adjusted NIS 2.1 million per each additional month from the date of the filing of the claim to the date of connection of the homes of the plaintiffs and the other members represented in the class action to the Company's CATV network.

The Company claimed in its response, that the action was not suitable for deliberation as a class action for various reasons: the class of people being represented is not homogenous; the various circumstances of the various settlements included in the class action; and since there are no grounds for filing the claim as a class action by virtue of any of the laws cited as the basis for the petition for certification as a class action.

In a deliberation held on July 11, 2001, the Court suggested that the parties submit written summaries requesting to approve a class action or, alternatively, requesting to hold a Court session on October 14, 2001, in which the declarants will be interrogated and the summaries of the parties will be heard. Under an understanding, which was validated as a resolution, the parties waived the interrogation of the declarants and prepared for the submission of the written summaries. The summaries of the applicants have been submitted to the Court on December 15, 2001 and were furnished to the Company on December 28, 2001. The summaries included approvals from some of the local authorities of their consent to the erection of a CATV network in their territories. Summaries on behalf of the Company had not yet been submitted (the Company is required to submit summaries within two months from the submitting of summaries by the applicants).

The Company's management believes, based on the opinion of its legal counsel, that since the claim and petition for its certification as a class action, and the Company's response to the claim and petition, raise complex questions, both legal and factual, which have not yet been resolved in Israeli case law and for which there are no precedents based on similar facts, it is not yet possible to evaluate the claim's chances, and therefore, no provision has been included in the Company's financial statements in respect of the said claim.

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (continued):

2) Other claims:

(a) On September 8, 1998, a claim was filed in the Tel-Aviv-Jaffa District Court in respect of breach of agreement and unjust enrichment in relation to the broadcasting rights of the Spanish soccer league games, against the CATV franchisees and others, in an aggregate amount of adjusted NIS 30.4 million (which was limited for the purposes of court fees to $ 2 million).

According to the plaintiffs, the CATV franchisees performed certain acts in relation to the purchase of the rights in respect of the Spanish soccer league, which resulted in a breach of agreement between the parties, and consequently, the CATV franchisees were unjustly enriched in the amount of the difference between the price which they actually paid in respect of their purchase of the rights in respect of the Spanish league and the price which they were prepared to pay prior to the signing of the agreement.

The CATV franchisees, including the Company, have submitted a statement of defense. The continuation of the preliminary hearing of the claim has been set for April 10, 2002.

The Company's management believes, based on the opinion of its legal counsel, that the Company has good defensive arguments against the claim, and therefore, no provision has been included in the Company's financial statements in respect of the said claim.

(b) On November 8, 1999, the Commissioner of Restricted Trade Practices (the "Commissioner") declared the Company to be a monopoly in the field of the providing of multichannel TV broadcasts for payment in the franchise regions in which it operates.

On December 28, 1999, the Company filed an appeal with the Restrictive Trade Practices Court in respect of the Commissioner declaration. This appeal has been consolidated with a similar appeal lodged by the other CATV franchisees.

In its appeal, the Company claimed that the Commissioner's declaration should be revoked in limine, for two main reasons: firstly, since the declaration lacks any appropriate factual basis, particularly since it shows quite clearly that the Commissioner did not bother to examine, prior to making the declaration, what is the relevant market segment, and what products and services serve as reasonable alternatives for the services provided by the Company to its subscribers. Secondly, the Company claimed that the declaration should be revoked in the absence of systematic reasoning forming the basis for the declaration and for the preliminary examinations conducted by the Commissioner prior to the declaration.

The Company also claimed that the Commissioner's declaration should be revoked based on its substance, since it is a fact that, in the relevant market (namely, the entertainment and leisure market in its entirety, or at most, the TV services market) the Company does not provide more than 50% of the services in the franchise regions in which it operates, and therefore, it cannot be deemed to be a monopoly in this market.

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (continued):

In his response to the appeal, the Commissioner claimed that the appeal filed by the Company against his declaration should be dismissed, as should the appeals filed by the other CATV companies against the declaration. In his response, the Commissioner gave, inter alia, the following reasons: firstly, since some of the CATV companies (albeit not the Company) had previously expressly admitted, that they were monopolies; secondly, that the true criteria for the definition of the market, in this matter, shows that the relevant market is the multichannel TV market, and not as claimed by the Company; and thirdly, as regards the Company's claim relating to the procedure undertaken, the Commissioner explained that he had conducted sufficient examinations prior to the declaration, and as regards the reasoning, that he was not required to give detailed reasoning for his declaration.

After several deliberations on the matter have been held in the Restrictive Trade Practice Court for Trade Restrictions, the Court announced that, due to the end of the term of office of the members of the tribunal discussing the appeals, the Court will not be able, at this stage, to proceed with the discussion of the appeal , until it is determined whether the members of the tribunal are authorized to conclude the deliberations and whether the deliberations already held are valid. The Minister of Justice renewed the appointments and the Court instructed to resume the proceedings of the appeal. On October 30, 2001, the appeal's deposition stage was concluded and the parties are required to submit their summaries at this time.

In the opinion of management, based on the opinion of its legal counsel, the chances of the appeal cannot be estimated at this stage.

(c) On March 28, 2000, a claim was filed in the Tel-Aviv-Jaffa District Court against the CATV franchisees, including the Company, by the Association for the International Collective Management of Audiovisual Works - AGICOA, an international association of producers of cinema and TV works (the "Producers").

The aggregate sum of the claim (to all CATV's companies) is not less than $ 171 million (the claim was limited for the purpose of court fees to an initial sum of $ 20 million, while the plaintiffs' right was reserved to increase the sum of the claim).

The claim relates to a breach of copyright allegedly effected, by the CATV franchisees, in the broadcasting of programs whose copyright is owned by the Producers, without permission and without payment of consideration to the Producers. The Producers are also claiming unjust enrichment by the CATV franchisees, and are seeking the remedy of submission of accounts.

The Company's management believes, as expressed in the statement of defense filed in the Court on July 9, 2000, that the Producers have no right to file this claim in light of the Restrictive Trade Practices Laws in Israel. In addition, the period of time on which the claim is based deviates, at least in part, from that set by law, and since the Producers have not properly proved the validity of their claimed rights in the programs; and since the sum of the claim appears to be grossly unrealistic and exaggerated.

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (continued):

In the second quarter of 2001, the claim was referred to mediation.

Company's management believes, based on the opinion of its legal counsel, that the Company has good and substantial defensive arguments against the claim, and therefore, no provision has been included in the Company's financial statements in respect thereof.

(d) In July 2000, a claim was filed in the Tel-Aviv-Jaffa Labor Court against the Company by a a plaintiff alleging that he and the Company had an employer-employee relationship and that, therefore, the Company is obligated to pay him an amount of approximately adjusted NIS 2.6 million in respect of severance pay and other salary components that he claims derive from the employer-employee relationship (overtime, annual vacation, recreation pay, etc.).

Concurrently, in September 2000, the Company and its subsidiary - CSM Haifa - lodged a financial claim against the plaintiff with the Magistrate's Court in Netanya, in the amount of adjusted NIS 1 million, claiming that the plaintiff has fundamentally and grievously breached his commitment to deliver the Company an advanced telemarketing system. Mediation proceedings in this matter have failed.

On November 15, 2001, the Magistrate's Court in Netanya issued a resolution, according to which the abovementioned claims will be joined and shall be discussed jointly in the Tel-Aviv-Jaffa District Labor Court.

The Company's management and its legal counsel are currently studying the claim. Therefore, since the proceeding is in its early stages, the chances of the claim cannot be estimated and no provision has been included in the Company's financial statements in respect of this claim.

(e) On December 31, 2001, the Commissioner petitioned the Restrictive Trade Practices Court to issue orders under Section 50A of the Restrictive Trade Practices Law against a number of companies, including the Company, to invest $ 2.5 million in local, productions and to also issue instructions as to how such investment is to be supervised.

Together with the above petition, an unopposed petition was also submitted, pursuant to which, the companies will invest the aforementioned sum over the period ending in mid-2004, subject to the decision of the Restrictive Trade Practices Court on the principal petition. It has been decided that, should the Restrictive Trade Practices Court rule that the companies are not required to make this investment, then the amount already invested by the companies will be set off against the amounts that they are required to invest in local productions in the future.

The companies, including the Company, have not yet submitted their response to the principal petition.

(f) As to 1997 tax assessment - see note 10e(2).

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (continued):

c. Collaterals:

1) As security for amounts payable by the Company under the terms of the debentures (principal, interest and linkage differences), the Company registered a lien on a deposit of NIS 1. The Company is committed not to register any floating charges of any type or for any purpose on its assets in favor of any third party without the prior written consent of the trustee for the debentures. However, the Company is entitled to register fixed charges of any kind, from time to time, without limitation, on a single asset or number of assets in favor of any third party.

2) Matav Investments registered three charges, unlimited in amount, on its shares in Partner and all the rights attached thereto as security for the balance of Partner's bank loans.

   The Company undertook not to register any mortgage or floating charges on any assets in favor of any third party, without obtaining the prior written consent of the trustee for the banks.

   Matav Investments is entitled, from time to time, to create, without restriction, charges of any type and nature on any single asset or on a number of assets, in favor of any third party.

   As of December 31, 2001, the balance of the Partner's debt so secured totaled approximately adjusted NIS 2,302 million.

NOTE 9 - SHAREHOLDERS' EQUITY:

a. Share capital

The Company's shares are traded on the TASE.

The Company's ADSs are listed on the NASDAQ under the symbol "MATV". Each ADS represents two of the Company's ordinary shares of NIS 1 par value.

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

b. Option plan for senior employees:

1) In November 1997, the Board of Directors approved an option plan for senior employees (the "1997 Plan"). According to the 1997 Plan, 16 senior employees will be allotted, without consideration, up to 500,000 options to purchase 500,000 ordinary shares of NIS 1 par value of the Company (subject to adjustments).

   Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but only in the amount which reflects the element of the benefit embodied in the options as calculated at the time of exercise.

   These options are exercisable from the following dates: 1/3 of the options - 12 months after the allotment; 1/3 of the options - 24 months after the allotment; and 1/3 of the options - 36 months after the allotment. These options are exercisable for a period of 24 months from the end each of the above periods (the "exercise period").

   Options not exercised will lapse after the exercise period. The exercise price of the options is $8 per share (on the basis of the ADS price on the date of the decision of the Board of Directors).

   The ordinary shares under the options were issued in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance which stipulate, inter-alia, that the Company shall be able to claim as a tax deduction the amounts credited to senior employees as benefit in respect of sale of the shares so issued at a price in excess of the exercise price, when such benefit is subject to capital gains tax in their hands.

   As of December 31, 2001, some senior employees exercised 275,000 options for purchasing 185,153 ordinary shares of NIS 1 par value, at par value and 149,000 options were forfeited.

2) On January 30, 2001, the Company's Board of Directors approved an option plan for the Company's senior employees ("the 2001 Plan"). Under the 2001 Plan, senior employees will be allotted, without consideration, up to 864,000 options to purchase 864,000 ordinary shares of NIS 1 par value of the company.

   Notwithstanding the above, employees who exercise options will only be allotted shares in full amount of the options exercised, but only the amount which reflects the element of the benefit embodied in the options as calculated at the time of exercises.

   These options are exercisable from the following dates: 1/3 of the options- 12 months after the decision was taken to make the allotment; 1/3 of the options- 24 months after the decision was taken to make the allotment; and, 1/3 of the options- 36 months after the decision was taken to make the allotment. These options are exercisable (in whole or in part) for a period of 24 months from the end each of the above periods (the "exercise period").

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

Options not exercised will lapse after the exercise period. The exercise price of the options is NIS 49 per share, linked to the Israeli CPI for December 2000 (based on 85% of the price of the Company's ordinary shares on the date of the decision of the Board of Directors) (NIS 50 in December 31, 20001 terms).

The theoretical fair value of the options to the date of allotment under Black & Scholes is NIS 3.06.

The ordinary shares under the options were issued in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance which stipulate, inter-alia, that the Company shall be able to claim as a tax deduction the amounts credited to senior employees as benefit in respect of sale of the shares so issued at a price in excess of the exercise price, when such benefit is subject to capital gains tax in their hands.

On August 28, 2001, the Company's Board of Directors approved to reprice the exercise price of the first allotted portion to NIS 39.60 (based on 90% of the price of the Company's ordinary shares on August 15, 2001) (NIS 39.56 in December 31, 2001 terms) and the earliest date on which the first portion of the options may be exercised was postponed by three months from the original date.

Under the 2001 Plan, 770,500 options will be issued to 45 employees at the first stage. Under the plan, 741,000 options had been granted to 43 employees as of December 31, 2001.

c. **Warrants (series 1)**

According to a prospectus dated August 28, 1997, the Company issued 2,850,000 registered warrants (series 1) exercisable through August 20, 2001 for acquisition of ordinary shares of NIS 1 par value. Each (series 1) warrant in exercisable to purchase of one ordinary share of NIS 1 par value for a cash payment of NIS 41 linked to the Israeli CPI for July 1997 (NIS 46.18 in December 31, 2001 terms). 2,500,000 of the warrants were issued free of charge, together with debentures (series A), see note 7, and 350,000 of the warrants were issued for adjusted NIS 5.31 each (as determined by tender). Warrants not exercised through August 20, 2001 will lapse and will not grant their holders any rights.

383,750 warrants were purchased by a subsidiary in the framework of the issuance, without consideration, together with debentures (series A).

The net proceeds of the issuance of 350,000 warrants, received in cash, amounts to adjusted NIS 1,826,000.

During the fourth quarter of 1999, holders of registered warrants (series 1) exercised 230,322 warrants. The exercise consideration paid by the said warrant holders amounted to approximately adjusted NIS 10.7 million.

During 2000, holders of registered warrants (series 1) exercised 1,143,000 warrants (of which 799,695 were exercised by the Company). The exercise consideration paid by the said warrant holders amounted to approximately adjusted NIS 52.8 million (of which approximately adjusted NIS 37.2 million was paid by the Company).

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

During 2001, holders of registered warrants (series 1) exercised 43,232 warrants. The exercise consideration paid by the said warrant holders amounted to approximately adjusted NIS 2 million.

In August 2001, CSM Haifa purchased 986,398 warrants in consideration of adjusted NIS 250,000 and exercised them, together with another 383,750 warrants (that had been purchased at the original time of their issuance) in the date of their expiration (August 20, 2001) into 1,370,148 of the Company's ordinary shares.

The exercise consideration paid by CSM Haifa amounted to approximately adjusted NIS 63.4 million.

The aforementioned shares confer on CSM Haifa 4.54% of ownership and control in the Company.

On August 20, 2001, 63,298 warrants that had not been exercised into shares expired.

NOTE 10 - TAXES ON INCOME:

a. **Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985**

Under with this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and most of its Israeli subsidiaries are taxed under this law.

NOTE 10 - TAXES ON INCOME (continued):

b. **Deferred income taxes:**

1) The composition of the deferred taxes, and the changes therein during the reported years and the related valuation allowance as of December 31, 2001 and 2000, are as follows:

	In respect of temporary differences of certain pre-maturity	In respect of provisions for employees rights (severance pay and vacation pay) and in respect of allowance for doubtful accounts	In respect of carryforward tax losses	Total
	Adjusted NIS in thousands*			
Balance at January 1, 2000	319	1,315		1,634
Changes in 2000:				
Deferred tax asset		1,191	36,494	37,685
Less - valuation allowance		(1,191)	(36,494)	(37,685)
Amounts carried to income	(163)			(163)
Balance at December 31, 2000	156	1,315	-,-	1,471
Changes in 2001:				
Deferred tax asset		2,052	60,094	62,146
Less - valuation allowance		(2,052)	(60,094)	(62,146)
Amounts carried to income	(156)	(1,315)		(1,471)
Balance at December 31, 2001	-,-	-,-	-,-	-,-

* December 2001 adjusted NIS, see note 1b.

2) The deferred taxes are presented in the balance sheets as follows:

	December 31, 2000
	Adjusted NIS in thousands*
As current assets - among "accounts receivable - other"	1,746
As long-term liability	(275)
	1,471

* December 2001 adjusted NIS, see note 1b.

The deferred taxes are computed at a tax rate of 36%.

NOTE 10 - TAXES ON INCOME (continued):

c. **Taxes on income included in the statements of operations:**

1) These taxes - for the reported years - are composed as follows:

	Year ended December 31		
	2001	2000	1999
	Adjusted NIS in thousands*		
For the current year			
Current	(79)		59,114
Deferred, see b. above	1,471	163	(1,044)
For previous years - current	(1,807)		
	(415)	163	58,070

* December 2001 adjusted NIS, see note 1b.

Current taxes are computed at the tax rate of 36%.

2) Below is a reconciliation between the theoretical tax expense (benefit), assuming all of the Group's income is taxed at the regular tax rates applicable to companies in Israel (see (1) above), and the actual tax expense as reported in the statements of operations.

	Year ended December 31		
	2001	2000	1999
	Adjusted NIS in thousands*		
Income (loss) before taxes on income, as reported in the statements of operations	(171,185)	(90,852)	522,536
Theoretical tax expense (benefit)	(61,627)	(32,707)	188,114
Increase (decrease) in taxes resulting from			
Permanent differences - the tax effect:			
Disallowable deductions	873	710	597
Gain on decrease in percentage of shareholding in an associated company following issuance of its shares to the Public			(128,756)
Tax deduction in respect of options exercised by employees according to section 102 of the Israeli Income Tax Ordinance		(5,525)	(1,885)
Increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created	60,094	36,494	
Increase in taxes in respect of provision for employee rights and in respect of allowance for doubtful accounts for which deferred taxes were not created	2,052	1,191	
Taxes in respect of previous years	(1,807)		
Taxes on income as reported in statement of operations	(415)	163	58,070

* December 2001 adjusted NIS, see note 1b.

NOTE 10 - TAXES ON INCOME (continued):

d. Carryforward tax losses

At December 31, 2001 and at December 31, 2000, the Group had carryforward tax losses of adjusted NIS 268 million and NIS 102 million, respectively. The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

e. Tax assessments:

1) The Company and CSM Haifa have received final assessments through tax year 1994. Other subsidiaries have not been assessed since incorporation.

2) In 2001, the Company received assessments for tax year 1997. Under these assessments, the Company is required to pay taxes (including accrued interest and linkage differences) in excess of the tax liability as computed by the Company. The Company is contesting these assessments in the opinion of its management, based on advice received from legal counsel, there are reasonable grounds for the Company's position. No provision has been made in the Company's accounts for the tax amount claimed.

NOTE 11 - LINKAGE OF MONETARY BALANCES:

a. As follows:

	December 31, 2001			
	In, or linked to, foreign currency	Linked to the Israeli CPI	Unlinked	Total
	Adjusted NIS in thousands*			
Assets:				
Current assets:				
Cash and cash equivalents	221		251	472
Accounts receivable:				
Trade			69,225	69,225
Associated company - current accounts		940		940
Other	371		14,655	15,026
Investments and long-term receivables:				
Loan to another company		23,979		23,979
Long-term loans granted to employees		1,918		1,918
	592	26,837	84,131	111,560
Liabilities:				
Current liabilities:				
Short-term bank credit		48,507	**348,788	397,295
Accounts payable and accruals:				
Trade	14,995		90,844	105,839
Associated company - current accounts			8,476	8,476
Other		2,172	48,265	50,437
Long-term liabilities:				
Loans from banks and others(including current maturities)	38,372	247,525		285,897
Debentures (including current maturities)		158,985		158,985
Customers' deposits for converters, net of accumulated amortization		18,404		18,404
	53,367	475,593	496,373	1,025,333

* December 2001 adjusted NIS, see note 1b.

** Mainly bearing a 4.5%-7.15% annual interest

NOTE 11 - LINKAGE OF MONETARY BALANCES (continued):

b. **Data regarding the exchange rate and the Israeli CPI:**

	Exchange rate of one U.S. dollar	Israeli CPI*
At end of year:		
2001	NIS 4.416	170.9 points
2000	NIS 4.041	168.5 points
1999	NIS 4.153	168.5 points
1998	NIS 4.160	166.3 points
Increase (decrease) during the year:		
2001	9.3%	1.4%
2000	(2.7)%	0.0%
1999	(0.2)%	1.3%

* Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a. **Accounts receivable:**

1) Trade:

	December 31	
	2001	2000
	Adjusted NIS** in thousands	
Open accounts*	68,875	66,271
Notes and checks	350	1,168
	69,225	67,439
* Net of allowance for doubtful accounts	4,378	2,824

** December 2001 adjusted NIS, see note 1b.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	December 31	
	2001	2000
	Adjusted NIS* in thousands	
2) Other:		
Deferred income taxes, see note 10b		1,746
Prepaid expenses (mainly in respect of the sports channel	7,837	825
Income receivable	2,849	
Government of Israel	2,545	9,161
In respect of the sports channel		6,630
Sundry	1,795	3,077
	15,026	21,439

b. Bank credit:

	2001	2000
Short-term credit, see note 11a	397,295	210,020
Current maturities of long-term loans, see note 6	107,739	1,640
	505,034	211,660

c. Accounts payable and accruals:

	2001	2000
1) Trade:		
Open accounts	66,145	61,382
Notes and checks	39,694	44,463
	105,839	105,845
2) Other:		
Payroll and related expenses	5,449	7,770
Provision for vacation pay	4,736	4,400
Institutions	6,065	4,985
Franchise fees to the Government of Israel	4,749	5,285
Provision for payroll and related expenses and incentive to related parties employed by the Company	852	3,103
Accrued interest	5,949	4,033
Accrued expenses	22,637	13,318
	50,437	42,894

* December 2001 adjusted NIS, see note 1b.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

d. Other operating expenses:

	Year ended December 31		
	2001	2000	1999
	Adjusted NIS in thousands*		
Payroll and related expenses	39,365	39,035	22,846
Franchise fees to the Government of Israel	21,000	22,357	22,619
Royalties in respect of films and programs - paid to ICP	66,717	57,005	33,284
Programs and other Broadcasts	150,445	117,056	78,323
Subscribers' maintenance	18,030	16,300	4,859
Other	31,650	31,685	16,964
	327,207	283,438	178,895

* December 2001 adjusted NIS, see note 1b.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e. **Selling, marketing, general and administrative expenses:**

	Year ended December 31		
	2001	2000	1999
	Adjusted NIS in thousands*		
Selling and marketing:			
Payroll and related expenses	17,049	10,980	5,870
Advertising	27,419	43,821	14,757
Sales promotion	11,010	7,215	8,950
	55,478	62,016	29,577
General and administrative:			
Payroll and related expenses	21,184	25,145	14,884
Office supplies and printing	1,769	1,612	874
Office rent and maintenance	10,856	8,252	5,364
Professional fees	4,179	5,599	1,499
Legal fees	5,444	4,997	5,514
Amortization of excess of cost of investment in CSM Haifa	1,364	1,364	1,364
Allowance for doubtful accounts and bad debts written off**	2,701	1,275	(571)
Other	7,100	10,149	22,608
	54,597	58,393	51,536
	110,075	120,409	81,113

** The changes in allowance for doubtful accounts are composed as follows:

	2001	2000	1999
Balance at beginning of year	2,824	2,252	2,648
Bad debt written off	(1,147)	(703)	175
Increase during the year	2,701	1,275	(571)
Balance at end of year	4,378	2,824	2,252

* December 2001 adjusted NIS, see note 1b.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	2001	2000	1999
	Adjusted NIS in thousands*		
f. Financial expenses (income) - net:			
Expenses:			
In respect of debentures and long-term loans	22,747	15,342	8,289
In respect of short-term credit **	20,215	6,517	17,438
Bank commissions	5,792	6,502	6,440
Other	2,564	4,639	245
	51,318	33,000	32,412
Income:			
Interest on a bank deposit			(1,709)
Interest on loan to an associated company	(1,473)	(150)	(21,847)
	(1,473)	(150)	(23,556)
	49,845	32,850	8,856
g. Other income (expenses) - net:			
Gains (losses) from:			
Sale of fixed assets	(2,588)	(83)	89
Changes in percentage of shareholding in an associated company (including from sale of shares)	4,922		425,893
Sale of investment in another company		4,126	
Compensation to supplier due to change in agreement terms			(4,679)
Settlement of a claim	(931)	(3,418)	
Gain of transfer of the Company's Internet subscribers to another Internet services provider - net	1,518		
Other		338	1
	2,921	963	421,304

* December 2001 adjusted NIS, see note 1b.

** Net of erosion of monetary items - net.

NOTE 13 - TRANSACTIONS WITH RELATED PARTIES:

	Year ended December 31		
	2001	2000	1999
	Adjusted NIS in thousands(a)		
Expenses:			
Rental and services to an affiliate of a shareholder (b)	281	203	260
Professional fees in respect of legal advice from a law firm in which a former related party is a partner (b)			280
Payment to a supplier (b)	13,134	14,211	7,726
Operating commission (b)	2,400	2,331	2,441
Payroll and related expenses to related parties employed by the Company (c)	1,906	3,369	15,773
Costs associated with setting up of infrastructure - included in fixed assets (b)	477	318	177

(a) December 2001 adjusted NIS, see note 1b.

(b) Paid at accepted market prices.

(c) Including sums paid to a company which is a related party.

NOTE 14 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a. Foreign exchange risk management

The Company enters into foreign exchange contracts to protect itself against the risk of the possible fluctuation of change in the exchange rate, relating to agreements to suppliers.

The amounts relating to foreign currency derivatives - forward contracts - for exchange of NIS into U.S. dollars currency, are as follows:

At December 31, 2001 and 2000 are adjusted NIS 8,461,000 and adjusted NIS 62,821,000, respectively.

b. Concentrations of credit risks

At December 31, 2001 and 2000, the Group held cash and cash equivalents which were deposited mainly with Israeli banks. The Group is of the opinion that the credit risk in respect of these balances is remote.

The Group's revenues are derived from a large number of customers in the franchise areas. Consequently, the exposure to credit risk relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

NOTE 14 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c. Fair value of financial instruments

The fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of long-term loans granted and the fair value of long-term bank loans also approximate their carrying value, since they bear interest at rates close to prevailing market rates.

The fair value of debentures as of December 31, 2001 and 2000 amounted to adjusted NIS 151,571,000, and adjusted NIS 144,072,000, respectively, which represents the market value of the debentures on the TASE.

The fair value of the derivatives mentioned in a. above as of December 31, 2001 and 2000 is adjusted NIS 371,000 (assets) and adjusted NIS 1,045,000 (liability), respectively.

NOTE 15 - SUBSEQUENT EVENTS:

a. On March 22, 2002, the Commissioner had published his decision following the CATV companies request, to approve a 60 day continuation of the ICP settlement, see also note 2a(4).

b. On March 27, 2002 the Group received a license to provide fixed, domestic telecommunication services from the Ministry of Communications to operate its Cable network as a telecommunication network for the provision of telecommunication services (the "license"). The license granted for a period of 15 years and can be extended for additional periods of 10 years. Services to the Group's customers will commence in April 2002.

c. On April 10, 2002, the Group entered into several conditional agreements (the "Agreements"), pursuant to which the Group intends to sell to a subsidiary of Hutchison Whampoa Ltd. 13,778,668 shares of Partner, which comprise 7.7% of Partner's issued and outstanding share capital. The shares, which represent approximately 50% of the Group's holding in Partner, are beneficially held directly and indirectly through Matav Investments.

The shares are to be sold at a price of $ 4.5295 per share. The gross consideration to the Group will be a approximately 62.4 million dollars, and may be adjusted to up to 67.6 million dollars, pursuant to a certain agreed formula, six month after the completion of the Agreements.

On April 24, 2002, the Group has announced that conditional Agreements for the sale of Partner shares were completed.

Upon completion of the sale, the Group's shareholding in Partner will be approximately 7.5%.

NOTE 15 - EVENTS SUBSEQUENT TO BALANCE SHEET DATE (continued):

d. On April 24, 2002, The Commissioner has issued an approval for the merger of the three Israeli CATV operators. The merger is still subject to certain consents and other regulatory approvals.

The merged Company will conduct its activities through two separate companies, namely a broadcasting company and a cable infrastructure company, both under the same control.

The Company anticipates that the Minister of Communications will set rates for usage of the merged company's infrastructure by third parties. If such rates are not set within 30 months, the interests of the initial shareholders will have to be reduced by 20% within 4 years of the approval, by means of a public offering or sale of shares to a third party. However, the said reduction will not be required, if so determined by The Commissioner in the future, based on the competition that will develop in the relevant market.

In addition, the approval provides that (i) the new infrastructure company will allow usage of its cable infrastructure by other broadcasting license holders at terms that are not inferior to those offered to the broadcasting company; (ii) the new broadcasting company will be allowed to own not more than two channels in the basic package (family channel and movie channel); (iii) the merged cable infrastructure company will offer local fixed telephony services within two years; and (iv) the merged company will provide a $15 million bank guarantee in order to ensure compliance with the terms of the merger approval.

NOTE 16 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES:

The financial statements are prepared in accordance with Israeli GAAP. Israeli GAAP vary in certain respects from U.S. GAAP, as described below:

a. Effect of inflation

In accordance with Israeli GAAP, the Company comprehensively includes the effect of the changes in the general purchasing power of Israeli currency in these consolidated financial statements, as described in note 1b. In view of the inflation in Israel, this is considered a more meaningful presentation than financial reporting based on historical cost. The adjustments to reflect the changes in the general purchasing power of Israeli currency have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

b. Employee stock options (see also note 9b)

Under Israeli GAAP no compensation expenses are recorded in respect of employee stock options.

Under U.S. GAAP as permitted by Statement of Financial Accounting Standards ("FAS") No. 123 of the Financial Accounting Standards Board of the United States ("FASB"), "Accounting for Stock-Based Compensation", the Company accounts for its employee stock option plan using the treatment prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting. The data for each employee stock option plan as of the measurement date, in accordance with APB 25, is as follows:

1) The 1997 Plan

The difference between the fair value of the shares as of December 31, 2001 (adjusted NIS 36.21; $ 8.20) and the exercise price of such options (adjusted NIS 35.33 $ 8.00) should be charged to income over the vesting period (November 11, 1997 to November 10, 2002). The amount of the difference should be correspondingly presented as capital surplus.

The theoretical fair value of each option at the date of grant, computed by the Black-Scholes formula, was adjusted NIS 12.33 ($ 2.79). The assumptions used in this calculation are: dividend yield of 0%, expected volatility of 37.9%, risk-free U.S. dollar interest rate of 6.1% and expected average life of 4 years.

During 2001, 2000 and 1999, some senior employees exercised 12,000, 44,000 and 219,000 options, respectively.

As of December 31, 2001, 76,000 options are outstanding and exercisable; as of December 31, 2000, 237,000 and 10,059 options are outstanding and exercisable, respectively; as of December 31, 1999, 281,000 options were outstanding and no options were exercisable.

NOTE 16 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES:

2) *The 2001 plan*

The difference between the fair value of the shares as of December 31, 2001 (adjusted NIS 36.21) and the exercise price of such options (adjusted NIS 39.56) should be charged to income over the vesting period (January 30, 2001 to January 29, 2004). The amount of the difference should be correspondingly presented as capital surplus.
Since the exercise price of the options is higher than the fair value of the shares as of December 31, 2001 no compensation expenses should be charged to income under U.S. GAAP.

The theoretical fair value of each option at the date of grant and at the date of the repricing, computed by the Black-Scholes formula, was adjusted NIS 6.35 and adjusted NIS 7.18, respectively. The assumptions used in this calculation are: dividend yield of 0%, expected volatility at the date of grant and at the date of the repricing of 46.11% and 49.83%, respectively, risk-free U.S. dollar interest rate of 6.5% and expected average life of 1 year.

Had compensation cost for the Company's plan been determined based on the fair value at the measurement date for the above awards consistent with the method of FAS 123, the Company's net income (loss) and earnings per ordinary share and per ADS would have been reduced to the pro forma amounts indicated below:

	Year ended December 31					
	2001		2000		1999	
	Adjusted NIS*					
	As reported under U.S. GAAP**	Pro forma	As reported under U.S. GAAP**	Pro forma	As reported under U.S. GAAP**	Pro forma
Net income (loss) - in thousands	(206,356)	(207,430)	(209,976)	(208,620)	205,002	173,578
EPS under U.S. GAAP:						
Basic:						
Earnings (loss) per ordinary share	(7.05)	(7.08)	(7.34)	(7.29)	7.52	6.37
Earnings (loss) per ADS	(14.09)	(14.17)	(14.68)	(14.58)	15.05	12.75
Diluted:						
Earnings (loss) per ordinary share	(7.05)	(7.08)	(7.34)	(7.29)	7.14	6.05
Earnings (loss) per ADS	(14.09)	(14.17)	(14.68)	(14.59)	14.28	12.09

* December 2001 adjusted NIS, see note 1b.
** See g(2) and h below.

NOTE 16 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

c. Investments in associated companies

The financial statements of Partner include differences between U.S. GAAP and Israeli GAAP, relating to subscriber acquisition costs and to stock options granted to Partner's employees. Accordingly, there is an increase in gain resulting from changes in percentage of shareholding in Partner, with respect to 1999 and differences in Company's share on losses of Partner.

As of December 31, 2001, the Company's share in losses of Partner under U.S. GAAP exceeds the cost of the investment. Since the Company has no obligation or guarantee to further support Partner's operation, it records its shares in the losses of Partner only until the investment in Partner is zero.

d. Warrants issued to the public without consideration as part of the public offering on the TASE

Under U.S. GAAP, a proportionate part of the proceeds from the public offering should be attributed to the warrants issued free of charge. The amount to be attributed to the warrants derived from the fair value of the warrants. The debentures issued in the public offering are discounted accordingly.

The discount is amortized over the period of the debentures, in proportion to the balance of debentures outstanding.

e. Liability for employee rights upon retirement

Under Israel GAAP, amounts funded by purchase of insurance policies and by deposits with recognized severance pay funds, are deducted from the related severance pay liability. Under U.S. GAAP, the amounts funded should be presented among assets and the amount of the liability among liabilities, see also note5.

f. Operating expenses and General and administrative expenses:

1) Under Israeli GAAP amortization of the excess of cost of investment in CSM Haifa in the amount of adjusted NIS 1,364,000 in 2001, 2000 and 1999 are included among general and administrative expenses. Under U.S.GAAP such expenses should be included among operating expenses.

2) Under Israeli GAAP compensation to supplier due to change in agreement terms in the amount of NIS 4,679,000 incurred in 1999 and settlement of claims in the amount of adjusted NIS 931,000 and adjusted NIS 3,418,000 incurred in 2001 and 2000, respectively (see note 12g) are included as other expenses. Under U.S. GAAP such expenses should be included among general and administrative expenses.

NOTE 16 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

g. **The effect of applying U.S. GAAP on the financial statements at December 31, 2001 and 2000 and for the years ended December 31, 200 2000 and 1999 is as follows:**

1) Consolidated balance sheets:

	December 31					
	2001			2000		
	Adjusted NIS In thousands*					
	As reported under Israeli GAAP	Impact of applying U.S. GAAP	Under U.S. GAAP	As reported under Israeli GAAP	Impact of applying U.S. GAAP	Under U.S. GAAP
Investments in associated companies	20,037	(12,799)	7,238	106,940	(71,734)	35,206
Employee rights upon retirement funded	(103)	15,158	15,055	-,-	13,129	13,129
Liability for employees rights upon retirement	-,-	(15,158)	(15,158)	(461)	(13,129)	(13,590)
Deferred income taxes	-,-	-,-	-,-	(275)	1,677	1,403
Debentures (including current maturities)	(158,985)	3,486	(155,139)	(163,633)	5,109	(158,537)
Shareholders' equity:						
Additional paid-in capital	(384,363)	(69,522)	(453,885)	(320,633)	(53,730)	(374,404)
Accumulated deficit	260,335	78,835	339,170	14,136	118,678	132,814

* December 2001 NIS, see note 1b.

NOTE 16 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

2) Consolidated statements of operations:

	Year ended December 31		
	2001	2000	1999
	Adjusted NIS in thousands*		
Net income (loss), as reported in the consolidated statements of operations under Israeli GAAP	(246,199)	(214,047)	319,710
Impact of applying U.S. GAAP:			
Applying APB 25 in respect of employee stock options, net of taxes on income	(16,078)	7,475	(16,290)
Changes in percentage of shareholding in an associated company			10,128
Amortization of discount relating to debentures, net of taxes on income	210	(1,153)	(1,216)
Losses of associated company	55,711	(2,251)	(107,330)
Net income (loss) under U.S. GAAP	(206,356)	(209,976)	205,002

* December 2001 adjusted NIS, see note 1b.

h. Earnings (loss) per ordinary share and per ADS ("EPS")

Israeli GAAP relating to computation of EPS are described in note 1m.

FAS No. 128, "Earnings per Share" requires the presentation of both basic and diluted EPS, instead of the previously required primary and fully diluted EPS. The EPS computation according to U.S. GAAP presented below is in accordance with FAS 128.

As applicable to the Company, the main difference between the two methods of EPS computation is that shares to be issued upon exercise of employee stock options and warrants are taken into account in the computation of basic EPS in Israel, whereas in the United States, in computing basic EPS, only the weighted average number of company's shares actually outstanding in the reported year is taken into account, and shares to be issued upon exercise of options and warrants are included in the computation of diluted EPS. Another difference is the U.S. GAAP requirement for separate presentation of basic and diluted EPS as long as they are not identical, while, under Israeli GAAP, such separate presentation is only required if the difference between basic and diluted EPS is over 5%.

In the diluted EPS computation in accordance with FAS 128, warrants (series 1) were not included since their effect is antidiluttive.

NOTE 16 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

The effect of applying these pronouncements on the consolidated financial statements is as follows:

	Year ended December 31		
	2001	2000	1999
	Adjusted NIS in thousands* (except per ordinary share and per ADS data)		
Net income (loss) under U.S. GAAP(see g(2) above)	(206,356)	(209,976)	205,002
EPS under U.S. GAAP:			
Basic:			
Net income (loss) per share	(7.05)	(7.34)	7.52
Net income (loss) per ADS	(14.09)	(14.68)	15.05
Diluted:			
Net income (loss) per share	(7.05)	(7.34)	7.14
Net income (loss) per ADS	(14.09)	(14.68)	14.28

* December 2001 adjusted NIS, see note 1b.

Following are data relating to the weighted average number of shares and ADSs for the purpose of computing basic and diluted earnings per share and earnings per ADS under U.S. GAAP:

	Year ended December 31		
	2001	2000	1999
	In thousands		
Weighted average number of ordinary shares outstanding - used in computation of basic EPS	29,286	28,604	27,243
A d d - incremental shares from assumed exercise of options			1,469
Weighted average number of ordinary shares used in computation of diluted earnings (loss) per share	29,286	28,604	28,712
Weighted average number of ADSs outstanding - used in computation of basic earnings (loss) per ADS	14,643	14,302	13,622
A d d - incremental ADSs from assumed exercise of options			735
Weighted average number of ADSs used in computation of diluted earnings (loss) per ADS	14,643	14,302	14,357

NOTE 16 - EFFECT OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

i. Comprehensive income

The only comprehensive income components are net income or loss. In 2000, the Company realized translation differences of foreign currency financial statements of an associated company, following its sale in the amount of adjusted NIS 790,000.

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